Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258708

Equitable Financial Life Insurance Company

Supplement dated May 24, 2022 to the Structured Capital Strategies® Income prospectus dated May 1, 2022

This Supplement modifies certain information in the above-referenced prospectus (the “Prospectus”) offered by Equitable Financial Life Insurance Company. You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center at 877-899-3743.

The following hereby replaces the corresponding sections in “Charges and expenses — Charges under the contracts — Withdrawal charge (Series B contracts only)”:

10% free withdrawal amount. For Series B contracts, each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge (often referred to as the “10% free withdrawal amount” or “free withdrawal amount”). No withdrawal charge applies to Series ADV contracts. The 10% free withdrawal amount is determined using your account value at the beginning of the contract year. In the first contract year amounts received within 90 days of the contract date are included for purposes of calculating the free withdrawal amount. If the GLWB is in effect, the 10% free withdrawal amount is increased to equal the GAIA, if greater. When a contract is surrendered, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal charge.

Assume you made an initial contribution of $100,000 to a 3-year Segment and a subsequent contribution of $40,000 in contract year 2 to another 3-year Segment. At the beginning of the seventh contract year, if your account value is $200,000 and your GAIA is $9,000, you could withdraw up to $160,000 free of withdrawal charges on that day ($20,000 from the 10% free withdrawal amount plus $100,000 from contributions which are no longer subject to withdrawal charges plus $40,000 of remaining earnings). Assume you withdraw the entire Segment Maturity Value of the first Segment (which had subsequently rolled over into second 3-year Segment) when it matures (assume that is $150,000 and your contract’s account value on that day is $200,500) you would not pay a withdrawal charge since no contributions subject to withdrawal charges are deemed withdrawn (the $150,000 withdrawn for withdrawal charge purposes is deemed comprised of $20,000 from the 10% free withdrawal amount plus $100,000 from contributions which are no longer subject to withdrawal charges plus $30,000 of earnings). However, also note, this would be an excess withdrawal.

IM-65-22 (5.22)	Cat. #164558 (5.22)
SCS Income NB/Semi	#345047